Filed by The Nasdaq Stock Market,
Inc. pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule
14a-12 under the Securities Exchange
Act of 1934, as amended.

Subject Company: OMX AB

Please	Route To: Head Traders; Technical Contacts; Compliance Officers; Buy-Side Contacts; Vendor Contacts

What you need to know:

•	Today The NASDAQ Stock Market and OMX, a leading global provider of exchange technology and services, jointly announced an agreement to combine the two companies.

Who you should contact: NASDAQ Market Sales at 800.846.0477

What are the details of the Combination?

Today The NASDAQ Stock Market® and OMX, a leading global provider of exchange technology and services, jointly announced an agreement to combine the two companies, creating the world’s premier exchange and technology company. OMX operates seven exchanges in the Nordic and Baltic regions, and is a technology services provider to 60 exchanges in 50 countries worldwide. The new entity will be known as The NASDAQ OMX Group, Inc.

The NASDAQ OMX Group combines two highly complementary businesses, uniting NASDAQ’s leading global brand, highly efficient electronic trading platform and track record of customer focused innovation with OMX’s global technology services platform and customer base, efficient Nordic Exchange, derivatives capabilities and track record of successful cross-border exchange integrations.

What are the benefits of the Combination?

The Combination creates the largest global technology network of customers and listing venues with access to a broad and deep international investor base. The transaction will provide significant benefits:

•	The NASDAQ OMX Group will be the premier global equities and derivatives exchange and exchange technology provider.

•	The Combination will create the largest global network of exchanges and exchange customers linked by technology.

•	The NASDAQ OMX Group will encompass some of the largest global, U.S. and European listings and will provide deep pools of liquidity and cross-border opportunities for members and investors worldwide.

How does OMX technology compare with that of NASDAQ?

Both OMX and NASDAQ are regarded as two of the leading technology companies in the exchange space ? offering speed, execution, liquidity and linkages unmatched in the industry.

Which technology platform will be the foundation for the company going forward?

The intention is to leverage best-of-breed components from both exchanges to arrive at one preeminent platform/architecture.

Where can I get additional information?

•	For more information, please view our page on the NASDAQ website.

•	Contact NASDAQ Market Sales at 800.846.0477.

Cautionary Note Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. OMX and NASDAQ caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the Offer, the proposed business combination transaction involving NASDAQ and OMX, including estimated revenue and cost synergies, the Combined Group’s plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in NASDAQ’s filings with the U.S. Securities Exchange Commission (the “SEC”), including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on NASDAQ’s website at http://www.nasdaq.com and the SEC’s website at SEC’s website at www.sec.gov. and in OMX’s filings with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) (the “SFSA”) including its annual report for 2006, which is available on OMX’s website at http://www.omxgroup.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Notice to OMX shareholders

While the Offer is being made to all holders of OMX shares, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of OMX or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Nasdaq in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. In particular, the Offer is not being made, directly or indirectly, in or into Australia, Canada, Japan or South Africa. While NASDAQ reserves the right to make the Offer in or into the United Kingdom or any other jurisdiction pursuant to applicable exceptions or following appropriate filings and prospectus or equivalent document publication by NASDAQ in such jurisdictions, pending such filings or publications and in the absence of any such exception the Offer is not made in any such jurisdiction.

Additional Information About this Transaction

In connection with the proposed business combination transaction, OMX and NASDAQ expect that NASDAQ will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of NASDAQ that also constitutes a prospectus of NASDAQ. Investors and security holders are urged to read the proxy statement/prospectus and any amendments and other applicable documents regarding the proposed business combination transaction if and when they become available because they will contain important information. You may obtain a free copy of those documents (if and when available) and other related documents filed by NASDAQ with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and the other documents may also be obtained for free by accessing NASDAQ’s website at http://www.nasdaq.com and OMX’s website at http://www.omxgroup.com.

NASDAQ and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NASDAQ stockholders in respect of the transactions described in this communication. You can find information about NASDAQ’s executive officers and directors in NASDAQ’s definitive proxy statement filed with the SEC on April 20, 2007. You can obtain free copies of these documents and of the proxy statement prospectus (when it becomes available) from NASDAQ by accessing NASDAQ’s website at http://www.nasdaq.com. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

NASDAQ is the largest U.S. electronic equities exchange. With approximately 3,200 companies, it lists more companies and, on average, trades more shares per day than any other U.S. electronic market. It is home to companies that are leaders across all areas of business including technology, retail, communications, financial services, transportation, media and biotechnology. NASDAQ is the primary market for trading NASDAQ-listed stocks as well as a leading liquidity pool for trading NYSE-listed stocks. For more information about NASDAQ, visit the NASDAQ Trader website at www.NASDAQTrader.com.

© Copyright 2007 The Nasdaq Stock Market, Inc. All Rights Reserved.